FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY NETFLIX, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WARNER BROS. DISCOVERY, INC.

COMMISSION FILE NO. 001-34177

Netflix Welcomes Warner Bros. Discovery Board Recommendation

After Careful Review, Warner Bros. Discovery Board Urges Stockholders to Approve Netflix

Agreement, Calling it the Best Option for Long-Term Value

Ted Sarandos and Greg Peters Send Letter to Warner Bros. Discovery Stockholders

Visit NetflixWBtogether.com for More Information on How Netflix and Warner Bros. Will

Define the Next Century of Storytelling

HOLLYWOOD, Calif., Dec. 17, 2025 — Netflix, Inc. today welcomed the recommendation from the Warner Bros. Discovery (WBD) Board of Directors for stockholders to reject the unsolicited offer from Paramount Skydance Corporation (PSKY), launched on December 8, 2025. After careful review with independent financial and legal advisors, the WBD Board urged stockholders to approve the merger agreement with Netflix, which they believe offers a more certain and superior alternative for WBD stockholders.

On December 5, Netflix and WBD announced a fully negotiated and financed definitive agreement under which Netflix will acquire Warner Bros., including its film and television studios, HBO Max and HBO. The cash and stock transaction is valued at $27.75 per WBD share, with a total enterprise value of approximately $82.7 billion (equity value of $72.0 billion). In addition, the transaction will provide WBD stockholders with incremental value from the previously announced separation of WBD’s Global Linear Networks business, Discovery Global, which is planned for Q3 2026.

“The Warner Bros. Discovery Board reinforced that Netflix’s merger agreement is superior and that our acquisition is in the best interest of stockholders,” said Ted Sarandos, Netflix co-CEO. “This was a competitive process that delivered the best outcome for consumers, creators, stockholders and the broader entertainment industry. Netflix and Warner Bros. complement each other, and we’re excited to combine our strengths with their theatrical film division, world-class television studio, and the iconic HBO brand, which will continue to focus on prestige television. We’re also fully committed to releasing Warner Bros. films in theaters, with a traditional window, so audiences everywhere can enjoy them on the big screen.”

Netflix co-CEO Greg Peters continued: “By acquiring Warner Bros., we’ll be able to offer audiences and creators around the world even more choice, value and opportunity. This transaction is fundamentally pro-consumer, pro-innovation, pro-creator and pro-growth. Together we will deliver an even broader selection of great series and films that audiences can watch at home and in theaters, while driving long-term value for our stockholders. We’re excited to begin this new chapter and continue to entertain and delight fans around the world.”

Netflix has a long history of investing in creativity and partnering with top talent, and we’re committed to honoring and growing Warner Bros.’ incredible brands and franchises. By joining forces to combine our strengths and our passion for great storytelling, we’ll strengthen the entertainment industry.

Our focus remains on creating outstanding films and shows, investing in the future of entertainment, and delivering more of what audiences love around the world.

The full text of Netflix’s letter to WBD stockholders is below.

December 17, 2025

Dear Warner Bros. Discovery Stockholders,

Today the Warner Bros. Discovery (“WBD”) Board sent a clear message to you, their stockholders. The WBD Board urges you to reject Paramount Skydance’s (“PSKY”) unsolicited, inferior and illusory tender offer.

After a robust and highly competitive strategic review process, the WBD Board had already recommended the transaction with Netflix. Today they have reaffirmed that this transaction is the best and most certain path forward for WBD and its stockholders and therefore recommend you vote to approve the Netflix Merger when the WBD stockholder meeting is convened.

We want to reiterate why we believe the agreed-upon transaction with Netflix is the right deal, with the right partner, at the right time – and to set the record straight on some key points. Here’s why our transaction is superior on multiple fronts:

1.

Superior financing certainty and clear funding structure: Our deal structure is clean and certain, with committed debt financing from leading institutions. There are no contingencies, no foreign sovereign wealth funds, and no stock collateral or personal loans. We are a scaled company with a +$400 billion market cap and a strong investment grade balance sheet. As WBD said, the PSKY offer has “numerous risks and uncertainties” associated with it, among which are PSKY’s financial condition and creditworthiness.

2.

Confidence in regulatory approvals: We plan to close the transaction in 12-18 months, after completing customary regulatory approvals. Netflix has submitted its HSR filing and is engaging with competition authorities, including the DOJ and EU Commission. Our financing structure is not subject to review by the Committee on Foreign Investment in the United States (CFIUS). Our $5.8 billion reverse termination fee, which is the largest cash regulatory termination fee in a public M&A transaction, shows our confidence in our ability to obtain required regulatory approvals.

3.

Less risk and greater flexibility for WBD stockholders: Our offer provides flexibility for WBD to run its business between now and close, as well as facilitate the separation of Discovery Global quickly, as previously determined by the WBD board to be the right strategic direction that ensures continued stockholder value creation. In contrast, PSKY’s offer puts substantial limitations on WBD’s operations between sign and close and requires WBD to abandon its planned separation of Discovery Global. As a result, if PSKY’s offer ultimately fails to close, WBD’s stockholders will have lost the opportunity to reposition the company and realize substantial benefits of the separation for a prolonged period.

4.

Fully negotiated agreement designed for execution: This agreement is the result of thoughtful, collaborative work between our two companies. Together, we will work cooperatively to ensure a smooth and stable transition for our creators, employees, partners, and stockholders. Because of this preparation and our shared commitment to excellence, we’re moving forward with clarity, accountability, and real momentum.

More Value for Stockholders

Our transaction is superior, with a total equity value per share for WBD stockholders of $27.75 (comprised of $23.25 per share in cash and $4.50 per share in Netflix stock with a collar mechanism to protect stockholders as we move toward closing), plus the additional value of the shares of Discovery Global that WBD stockholders will receive pursuant to the separation of Discovery Global. As WBD addressed in its Schedule 14D-9, “the separation [of Discovery Global] will create additional value for WBD stockholders. The Separation will afford Discovery Global enhanced strategic, operating and financial flexibility, including to pursue accretive investments and M&A opportunities or realize a future control premium for stockholders.”

Clear, Timely Path to Close

We are highly confident that regulators will see this deal for what it is: pro-consumer, pro-innovation, pro-worker, pro-creator, pro-growth, and pro-competition.

The global entertainment market is highly competitive and dynamic. Consumers have more ways than ever to spend their time, whether it’s with streaming services, linear TV, cable, gaming, social media, user-generated content, or all the big tech video platforms. And creators have more choices than ever for how to bring their vision to life.

You don’t have to take our word for it:

•	In the U.S.,[1] Netflix is in sixth place in TV view share, trailing Google/YouTube, Disney, Comcast NBCU, Fox, and Paramount.

[1]	Nielsen Share of U.S. TV Time By Distributor

•	YouTube and Disney lead by a wide margin - 12.9% and 11.4% respectively - while Netflix sits at 8.0%.

•	Pro forma, a combined Netflix-HBO/HBO Max would be 9.2% share (only up from 8%), still below both YouTube and Disney.

•	If PSKY acquired WBD, its share would increase to 14%.

•	In major markets outside of the U.S., Netflix’s TV view share is also less than 10%.

25+ Year Track Record of Stockholder Value Creation, Operational Excellence, and Trusted Creative Partnerships

Netflix has a demonstrated track record of disciplined investment, creative collaboration, and responsible ownership of a global entertainment company. We believe enduring value in this industry is built through sustained commitment to storytelling, talent, and brand integrity, and this transaction reflects those principles. We built Netflix through continuous improvement, innovation, consumer focus, and bold ambition - whether it was going from DVDs to streaming; licensing to originals; or Hollywood programming to hits from all around the world. Over the years, our deeply experienced management team has proven that they can successfully navigate an ever-changing, highly dynamic entertainment marketplace to create incredible value for consumers and the creative industry. And we’ve created over $400 billion in stockholder value.

We’re fans first. We love film and television, and the creative talent that fuel this industry, which is why we’ve built a reputation for encouraging creative freedom. With Warner Bros., our track record of launching careers and supporting the creative community will continue.

More Value for Consumers Worldwide

Together, Netflix and Warner Bros. have some of the greatest shows and movies in the world, from The Big Bang Theory and The Sopranos to Game of Thrones, The Wizard of Oz, the DC Universe, Wednesday, Squid Game, Bridgerton, Adolescence and KPop Demon Hunters.

At Netflix, we can help Warner Bros.’ iconic franchises generate even more value by connecting them to audiences in over 190 countries. And it’s not just about reach: with approximately 75% of HBO Max subscribers also being Netflix members, the significant overlap creates an opportunity to offer consumers more tailored, better optimized subscription plans depending on their specific preferences.

More Opportunity for the Entertainment Industry

Unlike any other potential combination, Netflix and Warner Bros. truly complement each other.

Warner Bros. has three core businesses that Netflix doesn’t: a successful theatrical film division, a world-class television studio that is a leading supplier to the industry, and HBO – the gold standard in prestige television. By combining them with Netflix’s innovation, IP, global reach, and best-in-class streaming service, we’ll be able to offer more opportunities to creators and strengthen the entire entertainment industry.

With Netflix, there is minimal overlap with the existing Warner Bros. business. In fact, it’s almost entirely incremental and additive. With Warner Bros.’ studio capabilities, we’ll be able to ramp up our investment in original programming and production in the U.S. This will mean more and steadier work for crews, post-production teams, creative professionals, and on-screen talent. With wider global distribution, both established and emerging storytellers will have a bigger stage on which to showcase their films and series. And we’ll continue to produce shows for third parties and be a leading supplier to the industry.

There’s been a lot of talk about theatrical distribution, so we want to set the record straight: we are 100% committed to releasing Warner Bros. films in theaters with industry-standard windows. While this hasn’t been part of our business model until now, we are looking forward to bringing this expertise from Warner Bros. to Netflix.

Netflix is the Right Home for Warner Bros.

For all these reasons, we believe Netflix is the right home for Warner Bros. and the legacy it has built over the last century.

As we move forward, we are committed to working closely with WBD, regulators, and all stakeholders to ensure a smooth and successful transaction. Our focus will remain on execution, delivering exceptional storytelling, investing in creative talent, and strengthening a vibrant, competitive global entertainment industry.

We are dedicated to preserving Warner Bros.’ incredible library, keeping movies on the big screen, and introducing their iconic films and series to even more audiences around the world. Together, we have the opportunity to inspire and entertain the world like never before. We look forward to partnering with David Zaslav and his team to make this vision a reality.

Sincerely,

Ted Sarandos, co-CEO	Greg Peters, co-CEO

A dedicated website providing ongoing information and resources about the transaction is available at netflixwbtogether.com.

About Netflix, Inc.

Netflix is one of the world’s leading entertainment services with over 300 million paid memberships in over 190 countries enjoying TV series, films and games across a wide variety of genres and languages. Members can play, pause and resume watching as much as they want, anytime, anywhere, and can change their plans at any time.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Merger”) between Netflix, Inc. (“Netflix”) and Warner Bros. Discovery, Inc. (“WBD”), Netflix intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Netflix’s common stock to be issued in the Merger and a proxy statement for WBD’s stockholders (the “Proxy Statement/Prospectus”), and WBD intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available) will be mailed to stockholders of WBD. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the Merger. Each of Netflix and WBD may also file with or furnish to the SEC other relevant documents regarding the Merger. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Netflix or WBD may file with the SEC or mail to WBD’s stockholders in connection with the Merger.

INVESTORS AND SECURITY HOLDERS OF NETFLIX AND WBD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NETFLIX, WBD, THE MERGER AND RELATED MATTERS.

The documents filed by Netflix with the SEC also may be obtained free of charge at Netflix’s website at https://ir.netflix.net/home/default.aspx. The documents filed by WBD with the SEC also may be obtained free of charge at WBD’s website at https://ir.wbd.com.

PARTICIPANTS IN THE SOLICITATION

Netflix, WBD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WBD in connection with the Merger under the rules of the SEC.

Information about the interests of the directors and executive officers of Netflix and WBD and other persons who may be deemed to be participants in the solicitation of stockholders of WBD in connection with the Merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC.

Information about WBD’s directors and executive officers is set forth in WBD’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 23, 2025, WBD’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC. Information about Netflix’s directors and executive officers is set forth in Netflix’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 17, 2025, and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Merger may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Netflix’s and WBD’s current expectations, estimates and projections about the expected date of closing of the Merger and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Netflix and WBD, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Merger and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Merger or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Merger on anticipated terms and timing, including obtaining stockholder and regulatory approvals, completing the separation of WBD’s Global Networks business and Streaming and Studios business, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of WBD’s and Netflix’s businesses and other conditions to the completion of the Merger; (ii) failure to realize the anticipated benefits of the Merger, including as a result of delay in completing the transaction or integrating the businesses of Netflix and WBD; (iii) Netflix’s and WBD’s ability to implement their business strategies; (iv) consumer viewing trends; (v) potential litigation relating to the Merger that could be instituted against Netflix, WBD or their respective directors; (vi) the risk that disruptions from the Merger will harm Netflix’s or WBD’s business, including current plans and operations; (vii) the ability of Netflix or WBD to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Merger; (ix) uncertainty as to the long-term value of Netflix’s common stock; (x) legislative, regulatory and economic developments affecting Netflix’s and WBD’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Netflix and WBD operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Merger that could affect Netflix’s or WBD’s financial performance; (xiv) restrictions during the pendency of the Merger that may impact Netflix’s or WBD’s ability to pursue certain business opportunities or strategic transactions; and (xv) failure to receive the approval of the stockholders of WBD. These risks, as well as other risks associated with the Merger, will be more fully discussed in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC in connection with the Merger and the registration statement to be filed with the SEC in connection with the separation. While the list of factors presented here is, and the list of factors presented in the Registration Statement and Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Netflix’s or WBD’s consolidated financial condition, results of operations or liquidity. The forward-looking statements included in this communication are made only as of the date hereof. Neither Netflix nor WBD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.